Exhibit 99.2

News

LEADING INDIAN CONGLOMERATE ORDERS RiT’S IIM SOLUTION
WITH NEW CATEGORY 6A PATCH PANELS WITH PATCHING SWITCHES
FOR STATE-OF-THE-ART DATACENTER

Tel Aviv, Israel – November 8, 2010 – RiT Technologies (NASDAQ: RITT), the world-leading provider of intelligent infrastructure solutions, today announced that an industry-leading Indian provider of IT and outsourcing services has recently placed a repeat order for PatchView™, RiT’s advanced real-time intelligent infrastructure management (IIM) solution. The customer plans to use the system to manage the network infrastructure of a new datacenter, the heart of its large new campus in one of India’s growing high-tech regions.

The customer ordered the system after experiencing significant benefits from its PatchView™ deployments in other facilities, including decreased downtime, reduced operational costs, easier troubleshooting and an enhanced ability to plan. In addition, the new system will feature the use of RiT’s new Category 6A SMARTen Patch Panels with Patching Switches, one of RiT’s newest product lines. Through the use of a patent pending patching switches concept, these panels are able to reduce the use of patch cords by up to 70%, resulting in a dramatic reduction in related maintenance and power consumption costs.

“We are proud to have received this significant repeat order from a strategic customer in India, a high-potential region that we have targeted as one of our future growth drivers,” commented Mr. Eran Ayzik, RiT’s CEO and President. “The customer will use our new patent pending patching switches technology as the basis for creating a cutting-edge Cluster Design for its communications rooms and datacenters. This design will minimize operating expenses and cooling requirements, contributing to their goal of making the datacenter a ‘green’ installation.”

Mr. Ayzik concluded, “We believe this installation will become a strong reference that will facilitate our sales to other customers in India and throughout Asia.”

About RiT Technologies

RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

RiT Technologies Ltd.

News

Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss our expectations from PatchView, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Moti Antebi
CFO
+972-3-766-4249
motia@rit.co.il

RiT Technologies Ltd.